Exhibit 2.2
Execution Copy
FIRST AMENDMENT
TO
STOCK PURCHASE AGREEMENT
This FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT (this “Amendment”) is entered into as of April 29, 2011, by and among Ergon, Inc., a Mississippi corporation (“Seller”), Lion Oil Company, an Arkansas corporation (“Lion”), and Delek US Holdings, Inc., a Delaware corporation (“Buyer”). Each of Seller, Lion and Buyer may be referred to herein individually as a “Party,” and collectively as the “Parties.”
WITNESSETH:
A. The Parties have entered into that certain Stock Purchase Agreement dated as of March 17, 2011 (the “Stock Purchase Agreement”).
B. The Parties now desire to amend the Stock Purchase Agreement to change certain provisions of the Stock Purchase Agreement.
NOW, THEREFORE, in consideration of the premises, the mutual agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree, effective as of the date of this Amendment, as follows:
1. Definitions. Capitalized terms used in this Amendment that are defined in the Stock Purchase Agreement shall have the respective meanings ascribed to them in the Stock Purchase Agreement unless otherwise defined herein.
2. Definition of Seller Credit Enhancements. The definition of “Seller Credit Enhancements” in Section 1.1 of the Stock Purchase Agreement is amended and restated to read as follows:
“Seller Credit Enhancements” means the letters of credit listed on Schedule 3.2(e) to the Stock Purchase Agreement.
3. Section 3.2(e)(iv). Section 3.2(e)(iv) of the Stock Purchase Agreement is amended and restated in its entirety to read as follows:
“(iv)
(A) Seller agrees that it shall not withdraw the Shell L/C for a period of 24 months after the Closing Date, unless Buyer notifies Seller that it may withdraw the Shell L/C prior to the end of such 24-month period; provided, however, that Seller may agree to terminate the Shell L/C or reduce the amount of the Shell L/C at any time to the extent authorized to do so by Shell Trading (US) Company or any court of competent jurisdiction. Buyer shall reimburse Seller with respect to any draw under the Shell L/C within two Business Days of Seller’s written request for reimbursement.
First Amendment to Stock Purchase Agreement

(B) Subject to Buyer’s compliance with the following provisions of this Section 3.2(e)(iv), Seller shall leave in place the letters of credit listed on Schedule 3.2(e) (each such letter of credit being a “Seller L/C”) until the earlier of 60 days after the Closing Date or the expiration date of each respective Seller L/C as listed on Schedule 3.2(e). Buyer agrees to pay Seller’s reasonably documented letter of credit and unused capacity fees with respect to each Seller L/C for the period in which such Seller L/Cs remain in place after the Closing.
(C) At the Closing, Buyer shall, or shall cause Lion Oil Trading & Transportation to, provide irrevocable standby letters of credit for the benefit of Seller (each such letter of credit being a “Buyer L/C”), each of which shall be a back-up letter of credit to a corresponding Seller L/C. Each Buyer L/C shall (i) be issued by a nationally recognized U.S. banking institution acceptable to Seller, (ii) be in a form acceptable to Seller, including a face amount equal to the face amount of the corresponding Seller L/C, (iii) set forth Seller as the sole beneficiary, and (iv) provide that Seller is entitled to draw upon such Buyer L/C if and to the extent the corresponding Seller L/C is drawn upon and (v) have an expiration date not less than 10 days after the expiration date of its corresponding Seller L/C; provided, however, the Buyer L/C corresponding to the Seller L/C-Chevron and the Seller L/C-Trafigura (April) (both defined in Schedule 3.2(e)) shall have an expiration date of June 3, 2011, the Buyer L/C corresponding to the Seller L/C-Trafigura (May) (defined in Schedule 3.2(e)) shall have an expiration date of July 10, 2011, and the Buyer L/C corresponding to the Seller L/C-Saudi Oil (defined in Schedule 3.2(e)) shall have an expiration date of June 3, 2011; provided, further, that the Buyer L/C corresponding to the Seller L/C-Trafigura (April) shall be for a face amount that is $250,000 less than the face amount of the Seller L/C-Trafigura (April), and in consideration of that differential, Buyer shall pay to Seller $250,000 at the Closing, to be held as a deposit which may be applied by Seller to offset, on a dollar-for-dollar basis and to the extent of such deposit, any draws upon the Seller L/C-Trafigura (April) (with any amounts not so applied to be returned by Seller to Buyer within five Business Days following the expiration of the Seller L/C-Trafigura (April) pursuant to its terms).
(D) Buyer agrees to indemnify, defend and hold Seller harmless from and against any Claims or Losses in the event and to the extent any Seller L/C is drawn upon by the beneficiary thereof and Seller does not immediately receive cash from the corresponding Buyer L/C, in an amount equal to the draw under such Seller L/C.
(E) Buyer agrees to indemnify, defend and hold Seller harmless from and against any Claims or Losses to the extent arising from that certain Parent Company Guarantee executed by Seller on March 3, 2008 guaranteeing the obligations of Lion Oil Company to Saudi Arabian Oil Company (the “Saudi Oil Guarantee”).
First Amendment to Stock Purchase Agreement

(F) Buyer and Lion shall take such actions as are reasonably necessary in order to cause the Saudi Oil Guarantee shall be released by Saudi Arabian Oil Company on or before May 29, 2011. Without limiting the generality of the foregoing, Buyer will ensure that Lion Oil Trading & Transportation will pay the obligations with respect to crude deliveries from Saudi Arabian Oil Company or its Affiliates immediately upon delivery to the Louisiana Offshore Oil Port.”
4. Section 6.13. Article VI of the Stock Purchase Agreement is amended by the addition of a new Section 6.13 as follows:
“Section 6.13 Reconstitution of Company Boards of Directors. If, after the delivery of board of director resignations by the individuals listed on Schedule 3.3(a)(xv), the Closing does not occur on April 29, 2011 for any reason, Buyer shall cooperate with Seller and Lion to reconstitute the boards of directors of the Companies to reflect the composition of such boards of directors immediately prior to the delivery of such resignations.”
5. Schedule 3.2(d) (Inventory Measurement Procedures). Schedule 3.2(d) (Inventory Measurement Procedures) of the Stock Purchase Agreement is amended as follows:
i.	The third paragraph of Part I. Section A (Independent Inspection) of Schedule 3.2(d) is amended and replaced in its entirety to read as follows:
“The Parties stipulate quantities of unit fill and line fill for the purposes of this Schedule 3.2(d) to be as follows as of the date of the Agreement, with any changes to be approved by the Inventory Committee (for which purposes the Lion Oil Company member will not be a voting member):

	Barrels
Refinery	16,641
LOTT Gathering System piping	78,564
Magnolia Pipeline	66,810
El Dorado Pipeline	32,818

Total	194,833	”
ii.	The second sentence of Part I. Section F (Pre-Closing Inventory Procedures) of Schedule 3.2(d) is amended and replaced in its entirety to read as follows:
“Based on this determination, facility personnel will develop a schedule (the “Inventory Schedule”) for performing the physical Inventory of both active and inactive storage tanks no later than one Business Day prior to the Closing.”
iii.	Appendix A (Tank List) of Schedule 3.2(d) is amended and replaced in its entirety by Appendix A attached hereto.
First Amendment to Stock Purchase Agreement

6. Schedule 3.2(e) (Letters of Credit). Schedule 3.2(e) (Letters of Credit) of the Stock Purchase Agreement is amended and replaced in its entirety by Schedule 3.2(e) attached hereto.
7. Exhibit E (Form of Asphalt Sales Agreement). Exhibit E (Form of Asphalt Sales Agreement) of the Stock Purchase Agreement is amended and replaced in its entirety by Exhibit E attached hereto.
8. Exhibit J (Form of Muskogee Terminal Operations Agreement). Exhibit J (Form of Muskogee Terminal Operations Agreement) of the Stock Purchase Agreement is amended and replaced in its entirety by Exhibit J attached hereto.
9. Exhibit L (Form of Lion Transition Services Agreement). Exhibit L (Form of Lion Transition Services Agreement) of the Stock Purchase Agreement is amended and replaced in its entirety by Exhibit L attached hereto.
10. References. Each reference to this “Agreement” in the Stock Purchase Agreement or to the “Stock Purchase Agreement,” the “Purchase Agreement” or the “SPA” in any Related Agreement shall, unless the context otherwise requires, mean the Stock Purchase Agreement as amended by this Amendment.
11. Ratification. The Stock Purchase Agreement, as amended by this Amendment, is in all respects ratified, approved and confirmed.
12. Constructions, Etc. This Amendment shall be governed by all provisions of the Stock Purchase Agreement, unless the context otherwise requires, including all provisions concerning construction, enforcement, notices, governing law and arbitration.
13. Successors. This Amendment shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.
14. Counterparts. This Amendment may be executed in multiple counterparts and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
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First Amendment to Stock Purchase Agreement

IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be executed as of the date first written above by its officer thereunto duly authorized.

Ergon, Inc.
By:	/s/ A. Patrick Busby
A. Patrick Busby, Executive Vice President
and Chief Financial Officer

Lion Oil Company
By:	/s/ Wallace M. Moody
Wallace M. Moody, Authorized Signatory

Delek US Holdings, Inc.
By:	/s/ Assi Ginzburg
Assi Ginsburg, EVP

By:	/s/ Frederec Green
Frederec Green, EVP